UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59938/May 19, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13427

_____

In the Matter of	:	
	:	
F&C INTERNATIONAL, INC.,	:	ORDER MAKING FINDINGS AND
THE FAPA INSURANCE CO.,	:	REVOKING REGISTRATIONS BY
FARM FISH, INC.,	:	DEFAULT AS TO SIX
FCS LABORATORIES, INC.,	:	RESPONDENTS
FEDERAL RESOURCES CORP.,	:	
FILENE'S BASEMENT CORP. (n/k/a	:	
FBC DISTRIBUTION CORP.), and	:	
FILM & MUSIC ENTERTAINMENT,	:	
INC.	:	

_____

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on April 2, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement and the Office of the Secretary have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents no later than April 11, 2009, in a manner provided by Rule 141 of the Commission's Rules of Practice. The time for filing Answers has expired, and no Answers have been received.

On April 22, 2009, I ordered Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. On May 1, 2009, the Commission accepted a settlement offer from Respondent Farm Fish, Inc. The other six Respondents have not replied to the Order to Show Cause, and the time for replying has expired. Accordingly, the other six Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As authorized by Rule 155(a), the following allegations of the OIP are deemed to be true:

F&C International, Inc. (CIK No. 837429) (F&C), is an Ohio corporation not in good standing located in Cincinnati, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). F&C is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1993. In 1993, F&C filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Ohio, and a reorganization plan was confirmed by the Court on March 31, 1994, which called for the transfer of substantially all of F&C's assets and the end of the company's existence on July 2, 1994.

The FAPA Insurance Co. (CIK No. 1012867) (FAPA) is a Grand Cayman corporation located in Grand Cayman, Cayman Islands, British West Indies, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FAPA is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed its Form 20-FR registration statement on April 30, 2006.

FCS Laboratories, Inc. (CIK No. 719130) (FCS), is a dissolved Arizona corporation located in Tempe, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FCS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1997, which reported a net loss of $247,335 for the prior nine months. As of March 31, 2009, the company's common stock (symbol FCSI) was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Federal Resources Corp. (CIK No. 34907) (Federal) is a Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Federal is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 1993, which reported a net loss of over $1.225 million for the prior twelve months. As of March 31, 2009, the company's common stock (symbol FDRC) was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Filene's Basement Corp. (n/k/a FBC Distribution Corp.) (CIK No. 875404) (Filene's) is a Massachusetts corporation located in Wellesley, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Filene's is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 30, 1999, which reported a net loss of over $51 million for the prior thirteen weeks. On August 23, 1999, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Massachusetts, which is still pending. In February 2000, Filene's agreed to sell virtually all of its assets. As of March 31, 2009, the company's common stock (symbol BSMTQ) was quoted on the Pink Sheets, had two market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Film & Music Entertainment, Inc. (CIK No. 1309152) (Film & Music), is a Nevada corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Film & Music is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2005, which reported a net loss of $445,718 for the prior nine months. As of March 31, 2009, the company's stock (symbol FLME) was quoted on the Pink

Sheets, had seven market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

As discussed in more detail above, these six Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, these six Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of F&C International, Inc., The FAPA Insurance Co., FCS Laboratories, Inc., Federal Resources Corp., Filene's Basement Corp. (n/k/a FBC Distribution Corp.), and Film & Music Entertainment, Inc., are revoked.

_____
James T. Kelly
Administrative Law Judge